Mail Stop 4561

      July 14, 2006

William C. Stone
Chairman of the Board and Chief Executive Officer
SS&C Technologies, Inc.
80 Lamberton Road
Windsor, Connecticut 06095

Re:	SS&C Technologies, Inc.
	Registration Statement on Form S-4
	Filed June 19, 2006
	File No. 333-135139

Dear Mr. Stone,

      We have limited our review of the above referenced filing to the matters identified below and have the following comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-4

General

1. Please confirm that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

2. We refer you to the immediately preceding comment. As currently drafted, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what may ultimately be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that your offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3).

Summary of the Terms of Exchange Notes, page 13

3. You disclose on page 13 that the notes are guaranteed by your existing and future subsidiaries that are obligors under any of our indebtedness. You also disclose on page 97 that the notes are unconditionally guaranteed on a senior subordinated basis by the Guarantors and your financial statements include the financial statements of Financial Models Company. In this regard, your prospectus does not state that the guarantees are "full," as well as unconditional. Accordingly, to the extent that the guarantees of your subsidiaries are "full" and unconditional, please revise. Otherwise, please advise of the basis of your belief that the presentation of separate financial statements of each of your subsidiaries is not currently required. See Rule 3-10 of Regulation
S-X.

Cautionary Note Regarding Forward-Looking Statements, page 27

4. We note your reference to Section 27A of the Securities Act and
Section 21E of the Securities Exchange Act.  The Private
Securities
Litigation Reform Act does not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934. Please eliminate any reference to the safe harbor and the Act. See also Q&A No. 2 in Section I.M. of the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations, which is available on our website at www.sec.gov.

The Exchange Offer, page 84

Expiration Date; Extensions; Amendments, page 87

5. We note that you reserve the right to delay accepting any old notes until confirmation that they have been properly tendered. Please note that payment may only be delayed in anticipation of governmental regulatory approvals, not to effect general legal compliance. Also, you may not delay payment while you wait to satisfy an offer condition. Please revise the example cited above and your disclosure elsewhere in the document where similar disclosure is presented.
6. You disclose on page 87 that you will give oral or written notice of extension or termination to the exchange agent. Similarly, you disclose on page 88 that you will give oral or written notice of any extension or termination as promptly as practicable. Please advise how oral and/or written notice of any extension to the exchange agent is reasonably calculated to reach registered holders of the outstanding notes or otherwise satisfies the requirements of 14e-1(d).

Conditions to the Exchange Offer, page 87

7. An exchange offer may only be subject to conditions that are not within the direct or indirect control of the bidder and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. Please revise your disclosure to avoid the reference to "threatened" actions, as it is unclear how this could be objectively determined.

Certain U.S. Federal Income Tax Considerations, page 143

8. You are required to furnish a description of the material federal tax consequences of the transaction, rather than "certain" federal tax consequences. Revise the heading of this section to delete the word "[c]ertain" from the heading, and to clarify that this section addresses the material tax consequences of this transaction.

9. We note your disclosure that the summary on beginning on page
143
does not purport to be a complete analysis of all potential tax effects. Disclaimers of this type are inconsistent with the requirement that all material information be provided in your Offer material. Please revise.

SS&C Technologies, Inc. and Subsidiaries, page F-2

Notes to Consolidated Financial Statements

10. Confirm and disclose that all the Guarantor Subsidiaries are "100% Owned" by you. See Rule 3-10(i)(8)(i) of Regulation S-X. The
disclosure in your notes should be revised to indicate that the guarantees are "full and unconditional". See Rule 3-10(i)(8)(ii) of
Regulation S-X.   In addition, revise to disclose any significant
restrictions on the ability of the parent company or any guarantor to obtain funds from its subsidiaries by dividend or loan. See Rule 3-
10(i)(9) of Regulation S-X.

11. Confirm that you have complied with Rule 3-10(i)(3) & (4) of Regulation S-X. That is, the parent company column should present investments in all subsidiaries under the equity method and the parent company`s basis shall be "pushed down" to the applicable subsidiary columns to the extent that push down would be required or permitted in separate financial statements of the subsidiary.




Part II

Item 21.  Exhibits and Financial Statement Schedules, page II-5

12. Exhibit 5.1 expresses no opinion as to the laws of any state or jurisdiction other than the State of New York, the General Corporation Law of the State of Delaware and the federal laws of the
United States of America. Please confirm in writing that the reference and limitations to "Delaware General Corporate Law" includes the statutory provisions and also the applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws. See Current Issues and Rulemaking Projects
Outline, November 14, 2000.

13. Exhibit 5.1 references Exhibits 5.2 and 5.3 to the
Registration
Statement and counsel states that it has "assumed such matters." Please identify the legal conclusions that Wilmer Cutler Pickering Hale and Dorr relied upon, as expressed in Exhibits 5.2 and 5.3, in reaching its conclusion that that the guarantees of the Connecticut and New Jersey guarantors "will be valid and binding obligations." In this regard, tell us why counsel has not expressly relied upon Exhibits 5.2 and 5.3 in making its determination. Also, in light of the fact that Exhibit 5.1 has been filed with the purpose of opining on whether the guarantees are binding obligations on OMR Systems Corporation and Open Information Systems, tell us how Wilmer Cutler
Pickering Hale and Dorr`s opinion makes this finding without addressing matters of New Jersey and Connecticut law, respectively.

14. In Exhibit 5.2 counsel assumes without any independent investigation that "[e]ach party to the Notes Documents is duly organized, validly existing and in good standing under the law of its jurisdiction of formation." Although we will not object to this assumption, if it is limited to entities other than Open Information
Systems, with respect to that company, the assumption appears to effectively assume the factual and legal matters would need to be evaluated to render the legal conclusion that the opinion should address. Please revise or advise.

15. With respect to numbered paragraph 2 of Exhibit 5.2, please identify the statutes and regulations of the state of Connecticut that are violated by the Notes Documents, or any of the schedules or exhibits thereto. If there are no such violations, please explain the purpose and effect of the referenced paragraph of the opinion.

16. We refer you to the last paragraph of Exhibit 5.3. More specifically, we note that this paragraph prohibits the reliance by anyone other than SS&C. This limitation appears to be inappropriate, as the legality opinion has been filed as an exhibit to a publicly filed document that contains an express consent regarding its use. Also, as noted in comment 13 above, it appears that Exhibit 5.1 is relying upon the matters set forth in this opinion. Therefore, this limitation appears to preclude Wilmer Cutler Pickering Hale and Dorr from relying upon this legality opinion regarding matters of New Jersey law that are needed to render its opinion.

Closing

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Jeffrey Werbitt at (202) 551-3456 or me at
(202) 551-3730 with any other questions.

								Sincerely,



								Mark P. Shuman
								Branch Chief-Legal

cc:	John A. Burgess, Esquire
	James R. Burke, Esquire
	Wilmer Cutler Pickering Hale and Dorr LLP
	60 State Street
	Boston, Massachusetts 02109











William C. Stone
SS&C Technologies, Inc.
July 14, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE